Exhibit 99.1

Unaudited interim consolidated statements

For the three-month period ended September 30, 2024

Unaudited interim condensed consolidated statements As of for the twelve-month period ended September 30, 2024

Unaudited interim condensed consolidated statements As of for the twelve-month period ended September 30, 2024
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Islands, with limited liability. Inter&Co is the controlling company of the group Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, with solutions are offered in a single digital ecosystem that includes a complete range of banking services, investments, credit, insurance, and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of September 30, 2024 we surpassed a total of 34.9 million customers. The activation rate reached 55.9%, an increase of 3.3 percentage points when compared to September 30, 2023.
Loan Portfolio
The balance of loan operations reached R$33.7 billion, representing a positive variation of 13.2% compared to December 31, 2023.
Economic and financial highlights
Profit (loss) for the period
As of September 30, 2024 we achieved an accumulated profit of R$677.9 million, representing a increase of 252.1% compared to the previous period ending on September 30, 2023.
Revenues
As of September 30, 2024, revenues reached R$4,555.7 million, marking an increase of R$1,116.0 million compared to the same period of 2023.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of September 30, 2024, totaled R$(1,926.5) million, an increase of R$(260.8) million compared to year-to-date on September 30, 2023.
Equity highlights
Total assets
Total assets reached R$R$69.9 billion as of September 30, 2024, an increase of 15.9% compared to December 31, 2023.
Shareholder’s equity
Shareholder’s equity totaled R$8.9 billion, an increase of 16.7% compared to December 31, 2023.
Relationship with the independent auditors
The Company also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.

Unaudited interim condensed consolidated statements As of for the twelve-month period ended September 30, 2024
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of September 30, 2024 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, November 13, 2024.
The Management

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Independent auditors' report on review of the condensed
consolidated interim financial information
To the Shareholders, Board of Directors and Directors of
Inter & Co, Inc.
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & Co, Inc.("Company"), as of September 30, 2024, which comprise the balance sheet as of September 30, 2024,and the statements of profit or loss, comprehensive income for the quarter and nine-month period then ended, and changes in equity and cash flows for the nine-month period then ended, including the notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.
Belo Horizonte, November 13, 2024
KPMG Auditores Independentes Ltda.
CRC SP 014428/O-6 F-MG
Original report Portuguese signed by
Marco Antônio Pontieri
Accountant - CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited interim condensed consolidated balance sheets As of September 30, 2024 and December 31, 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	09/30/2024	12/31/2023
Assets
Cash and cash equivalents	8	2,273,565	4,259,379
Amounts due from financial institutions, net of provisions for expected loss	9	5,225,482	3,718,506
Deposits at Central Bank of Brazil		4,185,156	2,664,415
Securities, net of provisions for expected loss	10	20,586,355	16,868,112
Derivative financial	11	18,489	4,238
Loans and advances to customers, net of provisions for expected loss	12	31,478,422	27,900,543
Non-current assets held for sale	13	184,823	174,355
Equity accounted investees	14.a	10,402	90,634
Property and equipment	15	360,063	167,547
Intangible assets	16	1,711,148	1,345,304
Deferred tax assets	34.c	1,411,485	1,033,535
Other assets	17	2,482,687	2,125,229
Total assets		69,928,077	60,351,797

Liabilities
Liabilities with financial and similar institutions	18	10,403,853	9,522,469
Liabilities with customers	19	39,129,759	32,651,620
Securities issued	20	9,047,656	8,095,042
Derivative financial	11	8,778	15,063
Borrowing and on-lending	21	114,824	107,412
Tax liabilities	22	457,853	363,262
Income tax and social contribution		360,717	287,978
Other tax liabilities		97,136	75,284
Provisions	23	54,375	70,452
Deferred tax liabilities	34.c	46,183	32,539
Other liabilities	24	1,797,457	1,897,248
Total liabilities		61,060,738	52,755,107

Equity
Share capital	25.a	13	13
Reserves	25.b.	9,508,076	8,147,285
Other comprehensive income	25.c	(800,226)	(675,488)
Treasury shares	25.h	(612)	—
Equity attributable to owners of the Company		8,707,251	7,471,810
Non-controlling interest	25.f	160,088	124,881
Total equity		8,867,339	7,596,691

Total liabilities and equity		69,928,077	60,351,797

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated income statements For the quarters ended September 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, except for earnings per share)

		Quarter		Nine-month period
	Note	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Interest income	26	1,412,226	1,106,935	3,802,166	3,270,967
Interest expenses	26	(835,617)	(770,398)	(2,370,507)	(2,135,375)
Income from securities and derivatives	27	558,157	482,020	1,703,434	1,196,602
Net interest income and income from securities and derivatives		1,134,766	818,557	3,135,093	2,332,193

Net revenues from services and commissions	28	467,667	347,780	1,239,152	928,657
Expenses from services and commissions		(37,677)	(32,271)	(104,641)	(99,672)
Other revenues	29	111,387	131,430	286,072	278,465
Revenues		1,676,143	1,265,496	4,555,675	3,439,643

Impairment losses on financial assets	30	(471,427)	(407,899)	(1,303,723)	(1,157,140)
Administrative expenses	31	(474,826)	(362,877)	(1,272,897)	(1,096,360)
Personnel expenses	32	(258,955)	(210,661)	(653,625)	(569,322)
Tax expenses	33	(123,633)	(94,072)	(309,382)	(235,406)
Depreciation and amortization		(53,349)	(40,561)	(148,284)	(119,268)
Income from equity interests in associates	14.b	—	(4,071)	(2,480)	(30,597)
Profit before income tax		293,953	145,354	865,283	231,550

Income tax	34	(33,942)	(41,194)	(187,397)	(39,002)

Profit for the year		260,011	104,161	677,886	192,549

Profit attributable to:
Owners of the Company		242,671	91,291	631,943	151,442
Non-controlling interest		17,340	12,870	45,943	41,107

Earnings (loss) per share
Basic earnings (loss) per share	25.e	0.56	0.23	1.45	0.38
Diluted earnings (loss) per share	25.e	0.54	0.23	1.44	0.38

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of comprehensive income For the quarters ended September 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Profit for the year	260,011	104,161	677,886	192,549

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Change in fair value - financial assets at FVOCI	(52,321)	(98,003)	(336,129)	177,437
Related tax - financial assets FVOCI	2,635	44,100	130,348	(79,848)
Net change in fair value - financial assets at FVOCI	(49,686)	(53,903)	(205,781)	97,589

Fair value change - investments in operations abroad	26,045	(7,909)	(36,987)	6,841
Tax effect	(14,321)	3,558	14,043	(124)
Hedge of net investments in operations abroad	11,724	(4,351)	(22,944)	6,717

Foreign exchange differences on the translation of foreign operations	(5,639)	11,039	103,987	(8,468)

Others	—	(3)	—	21
Other comprehensive income that may be reclassified subsequently to the income statement	(43,601)	(47,218)	(124,738)	95,859

Total comprehensive income for the period	216,410	56,943	553,148	288,408
Allocation of comprehensive income
To owners of the company	199,071	44,073	507,205	247,301
To non-controlling interest	17,340	12,870	45,943	41,107

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of cash flows For the quarters ended September 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	09/30/2024	09/30/2023
Operating activities
Profit (loss)	677,886	192,549
Adjustments to profit (loss)
Depreciation and amortization	148,284	119,268
Result of equity interests in associates	2,480	30,597
Impairment losses on financial assets	1,303,723	1,157,140
Expenses with provisions	37,264	27,104
Income tax and social contribution	187,397	39,002
Provisions/ (reversals) for loss of assets	(39,059)	(20,646)
Capital gains	(16,506)	(34,428)
Performance income	(55,298)	(104,840)
Revenue foreign exchange	(80,379)	(67,769)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(1,520,741)	663,906
Loans and advances to customers	(4,146,035)	(5,073,844)
Amounts due from financial institutions	(1,509,509)	784,612
Securities	(144,912)	443,693
Derivative financial	(14,251)	(9,389)
Non-current assets held for sale	(10,469)	(2,404)
Other assets	(290,871)	(424,299)
Increase/ (decrease) in:
Liabilities with financial and similar institutions	50,250	1,511,348
Liabilities with customers	6,478,139	5,421,184
Securities issued	952,614	1,260,400
Derivative financial	(43,272)	(16,709)
Borrowing and on-lending	(296,316)	50,394
Tax liabilities	59,703	130,813
Provisions	(27,965)	(49,513)
Other liabilities	60,313	112,545
Income tax paid	(306,553)	(180,795)
Net cash from operating activities	1,455,917	5,959,919

Cash flow from investing activities
Capital increase in associate	—	11,564
Acquisition of subsidiaries, net of cash acquired	(81,675)	(14,426)
Acquisition of property and equipment	(57,801)	(12,974)
Acquisition of intangible assets	(302,897)	(194,228)
Acquisition of financial assets at FVOCI	(10,779,888)	(15,747,029)
Proceeds from sale of financial assets at FVOCI	6,986,440	12,801,310
Acquisition of financial assets at FVTPL	(67,399)	(590,236)
Proceeds from sale of financial assets at FVTPL	96,122	730,119
Net cash used in investing activities	(4,207,098)	(3,015,900)

Cash flow from financing activities
Capital increase	783,491	—
Dividends and interest on shareholders' equity paid	(78,500)	(19,704)
Repurchase of treasury shares	(18,954)	(16,409)
Resources from non-controlling interest, including capital increase	(1,049)	(10,245)
Net cash used in from financing activities	684,988	(46,358)

Increase/(Decrease) in cash and cash equivalents	(2,066,193)	2,897,661
Cash and cash equivalents at the beginning of the period	4,259,379	1,331,648
Effect of the exchange rate variation on cash and cash equivalents	80,379	67,769
Cash and cash equivalents at September 30	2,273,565	4,297,078

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of changes in equity For the quarters ended September 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2023	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the period	—	—	—	151,442	—	151,442	41,107	192,549
Proposed allocations:
Constitution/ reversion of reserves	—	151,442	—	(151,442)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(19,704)	(19,704)
Net change in fair value - financial assets at FVOCI	—	—	97,589	—	—	97,589	—	97,589
Exchange rate change adjustment	—	—	(8,468)	—	—	(8,468)	—	(8,468)
Gains and losses - Hedge	—	—	6,717	—	—	6,717	—	6,717
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Share-based payment transactions	—	(7,992)	—	—	7,992	—	—	—
Reflex reserve	—	37,094	—	—	—	37,094	—	37,094
Others	—	—	21	—	—	21	(10,266)	(10,245)
Balance as of September 30, 2023	13	7,998,214	(729,442)	—	(8,417)	7,260,368	107,859	7,368,227

Balance as of January 1, 2024	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the period	—	—	—	631,943	—	631,943	45,943	677,886
Proposed allocations:
Constitution/ reversion of reserves	—	631,943	—	(631,943)	—	—	—	—
Capital increase	—	822,259	—	—	—	822,259	—	822,259
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(9,687)	(78,500)
Foreign exchange differences on the translation of foreign operations	—	—	103,987	—	—	103,987	—	103,987
Gains and losses - Hedge	—	—	(22,944)	—	—	(22,944)	—	(22,944)
Net change in fair value - financial assets at FVOCI	—	—	(205,781)	—	—	(205,781)	—	(205,781)
Share-based payment transactions	—	(18,342)	—	—	18,342	—	—	—
Reflex reserve	—	32,512	—	—	—	32,512	—	32,512
Repurchase of treasury shares	—	—	—	—	(18,954)	(18,954)	—	(18,954)
Others	—	—	—	—	—	—	(1,049)	(1,049)
Balance as of September 30, 2024	13	9,508,076	(800,226)	—	(612)	8,707,251	160,088	8,867,339
The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
Notes to the Unaudited interim condensed consolidated financial statement
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. (“Inter&Co”, “Inter Group”, “Inter”, or “Company”), is the controlling holding company of the Inter Group, incorporated in the Cayman Islands as an exempted limited liability company on January 26, 2021, and registered with the U.S. Securities and Exchange Commission (“SEC”).
The history of the Inter Group began in 1994, under the name Intermedium Crédito, Financiamento e Investimento S.A. Our operations began in 1995, providing personal loans to individuals and working capital loans to small and medium-sized companies. From 1995 to 2007, we operated primarily in the State of Minas Gerais and expanded the scope of our products to include real estate loans. In 2008, we received authorization from the Central Bank of Brazil to operate as a Multiple Bank, which allowed us to carry out all banking activities in Brazil. Thus, we began operating as a full-service bank, offering financing, investments and real estate credit, under the name Banco Intermedium S.A.
In 2012, we launched our insurance brokerage activities, offering a wide range of insurance products to our clients. In 2013, we also created our investment brokerage firm, Inter DTVM, regulated by the Brazilian Securities and Exchange Commission (CVM). From 1994 to 2014, we evolved from a finance company to a licensed bank, from a regional presence to a national presence, and from pure credit to credit and services. In 2015, we launched our 100% Digital Checking Account, the most important milestone in our history, changing our mission to be a full-service digital bank. We enhanced our Digital Checking Account in 2016, offering credit and debit cards and Mastercard foreign exchange products. In 2017, we changed our brand to “Banco Inter” to reflect the evolution of our business, with a simpler, shorter and more modern name, indicating the path we wanted to follow in the coming years.
In 2018, another important milestone was reached: we were the first digital bank to carry out an initial public offering (IPO) in Brazil, on the B3 – Bolsa, Brasil, Balcão.
We implemented another major evolution of our strategy in 2019, when we started offering a marketplace for non-financial products, going beyond banking services with our new business vertical Inter Shop & Commerce Plus. Between 2019 and 2022, we had a significant growth in the number of customers (from 4 million in 2019 to more than 24 million in 2022) and a continuous increase in the range of products offered. Thus, we believe that Inter is much more than a bank, we are a Super App, which allows customers to manage their finances and daily activities, through a simple and integrated digital experience. In January 2022, we completed the acquisition of USEND (now Inter&Co Payments), a US-based financial technology company with operations in the United States, Brazil and Canada. Inter&Co Payments provides currency exchange services.
In June 2022, we completed the migration of Banco Inter’s shareholder base, which at the time consolidated the interests in the Group’s subsidiaries, on B3 in Brazil, to Inter&Co on Nasdaq. Since then, the Group’s publicly-held parent company has become Inter& Co, Inc., whose common shares are traded on Nasdaq under the symbol “INTR” and Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
On January 24, 2023, we completed another acquisition in the United States, of YellowFi Mortgage LLC (currently Inter US Finance), a company that owns, manages and operates a mortgage origination and lending business primarily in the State of Florida, and YellowFi Management LLC (Inter US Management), a company that manages and operates the Inter Mortgage Opportunity Fund, a residential mortgage investment fund. Our goal is to extend the capabilities we have developed in Brazil to new markets, starting in the US, offering solutions for Brazilians traveling abroad and for US residents.
In May 2023, we launched our seventh vertical, Loyalty. In 2024, we sold 36.8 million shares of our Class A common stock through a follow-on public offering, raising approximately US$162 million in gross proceeds. The offering initially closed in January 2024 and the exercise of the stock option closed in February 2024. One of the primary objectives of the offering was to increase liquidity for our Class A shares traded on Nasdaq.
In July 2024, we completed the acquisition of 50% of the share capital of Granito Instituição de Pagamento S.A. (currently Inter Pag Instituição de Pagamento S.A.), consolidating Inter as the sole shareholder of this company, in a strategy to take advantage of the growth of the small and medium-sized business market and, through the combination of proprietary technologies, offer more complete solutions for Inter and Granito customers.
2.Basis for preparation
a.Compliance statement
The Group's Unaudited interim condensed consolidated financial statements was prepared in accordance with IAS 34 - interim financial reports issued by the International Accounting Standards Board (IASB).
This Unaudited interim condensed consolidated financial statements was prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter&Co, Inc., as of December 31, 2023, and is therefore intended only to provide an update of the content of the latest financial statements and must be read together, in accordance with IAS 34.
The information in the explanatory notes that did not undergo significant changes or that did not present new disclosures in relation to December 31, 2023 was not fully repeated in this condensed consolidated interim financial statement. However, information has been included to explain the main events and transactions that have occurred, allowing an understanding of the changes in the financial position and performance of the Inter&Co operations since the publication of the consolidated financial statements as of December 31, 2023.
This Unaudited interim condensed consolidated financial statement was authorized for issuance by the Company's Board of Directors on November 13, 2024.
b.Functional and presentation currency
This Unaudited interim condensed consolidated financial statement is presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
c.Use of estimates and judgments
In preparing this Unaudited interim condensed consolidated financial statement, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Inter&Co accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee;
•Equity accounted investees (see note 14): whether Inter&Co has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next year, and the actual results may differ from those previously established. They are disclosed below and are related to the following notes:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Measuring the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also necessary to apply accounting requirements to measure the expected credit loss, such as: determining the criteria for evaluating the significant increase in credit risk; select quantitative models and appropriate assumptions to measure expected credit loss; and establish different prospective scenarios and their weighting, among others.
•Business combination (see notes 4.b): determination of fair values of assets acquired and liabilities assumed in business combinations.
•Impairment test of intangible assets and goodwill (see notes 16): for the purposes of impairment testing, each invested entity was considered a cash generating unit (“CGU”).
•Deferred tax asset (note 34): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
3.Material changes of accounting policies
New or revised accounting pronouncements adopted in 2024
The following new or revised standards have been issued by IASB, and were effective for the year covered by these Unaudited interim condensed consolidated financial statements, and had no material impact on these condensed consolidated interim financial statements.
•Definition of accounting estimates - Amendments to IAS 8: defines accounting estimates as monetary values susceptible to uncertainties in their measurement. Among these estimates we can mention the expected credit loss and the fair value of assets and liabilities.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
•Disclosure of Accounting Policies – Changes to IAS 1 and IFRS Practice Statement 2: The Inter&Co adopted disclosure from January 1, 2023. Although the amendments made to the accounting policies did not result in any changes to the accounting policies themselves, they did have an impact on the disclosure of accounting policy information in the consolidated financial statements. The amendments require 'material' disclosure of policies instead of 'significant' disclosure. Additionally, they provide guidance on the application of materiality to the disclosure of accounting policies, thus assisting entities in providing useful and specific policy information that users require to understand other information in the financial statements. Management made certain updates to the information presented in Note 4, which pertains to Material Accounting Policies (previously referred to as Significant Accounting Policies), in line with the amendments.
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: Clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to defer settlement of the liability for a minimum period of 12 months after the end of the reporting period, in addition to establishing disclosure requirements for liabilities with covenants classified as non-current. These changes came into effect from the beginning of the 2024 financial year, and the changes did not have a significant impact on Inter&Co.
•Deferred tax on leasing transactions – Amendments to IAS 12: clarify that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities does not apply to leasing transactions.
•Changes to IFRS 16 – Leases: The IASB has issued narrow-scope amendments to the requirements for sale and leaseback transactions, explaining how an entity should account for a sale and leaseback after the transaction date. Sale and leaseback transactions in which some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.
•Insurance Contracts - IFRS 17: The standard on Insurance Contracts replaces IFRS 4 - Insurance Contracts, and brings important changes to the measurement, recognition and disclosure of these contracts, through specific methodologies for each type of agreement.
•Changes to IAS 7 and IFRS 7 - Supplier financing arrangements: These amendments require disclosures to increase transparency of supplier financing arrangements and their effects on a company’s liabilities, cash flows and liquidity risk exposure. The disclosure requirements are the IASB’s response to investor concerns that some companies’ supplier financing arrangements are not sufficiently visible, making them difficult for investors to analyze.
Other new standards and interpretations issued but not yet effective
•Amendment to IAS 21 - Effects of Changes in Exchange Rates and Translation of Financial Statements: The changes will require the application of a consistent approach when assessing whether one currency can be exchanged for another and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided when a currency is difficult or cannot be exchanged. The amendments aim to improve the information that an entity provides in its financial statements. The amendments to IAS 21 are effective from January 1, 2025, and their adoption may be brought forward. Management does not expect any impacts on the financial statements of the Inter Group.
•New IFRS 18 - Presentation and Disclosure in Financial Statements: issued in April 2024, it replaces IAS 1 and introduces additional requirements for financial statements in order to improve information to shareholders. It defines three categories for revenues and expenses: operating, investments and financing, in addition to including new subtotals. The standard also provides guidance on the disclosure of performance indicators defined by management and introduces specific requirements for companies in the banking and insurance sectors. IFRS 18 will come into effect on January 1, 2027, and Management is currently analyzing its impacts on Inter&Co's financial statements.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
•IFRS 19 – Subsidiaries without Public Liability: Disclosures: issued in May 2024, the standard establishes that a subsidiary without public liability may provide reduced disclosures when applying the Accounting Standards in IFRS in its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. The potential impacts are being assessed and will be completed by the effective date of the standard.
•Amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: issued in May 2024, the amendments and clarifications relate to the write-off of financial liabilities through electronic systems, assessment of contractual characteristics of cash flow in the classification (SPPI Test), such as: financial assets linked to ESG and other financial instruments. In addition, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The amendments are effective for fiscal years beginning on January 1, 2026. The potential impacts are being assessed and will be completed by the effective date of the standard.
4.Material accounting policies
The accounting policies described below were applied in all of the years presented in the Unaudited interim condensed consolidated financial statements.
a.Basis for consolidation
Companies under Inter&Co control are classified as controlled. The company is considered the controller of an entity when it is exposed to or has the right to variable returns arising from involvement with that entity, in addition to having the ability to use its power to influence the value of these returns.
The subsidiaries are consolidated in full as from the date the company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter&Co to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each year:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					09/30/2024	12/31/2023
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	2,348,517,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Intermediacão de negócios e Serviços Ltda. (a)	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Inter Titulos Imobiliarios Fundo de Investimento Imobiliario	Investment Fund	485,935,000	BRL	Brazil	97.19%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	116,938,000	BRL	Brazil	71.60%	86.46%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	35,165	BRL	Brazil	91.70%	99.11%
IM Designs Desenvolvimento de Software S.A	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	3,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515,000	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Securities, LLC (b)	Securities	—	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda. (c)	Provision of services	9,896,122,671	BRL	Brazil	100.00%	—%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (d)	Investment Fund	492,297,014	BRL	Brazil	100.00%	—%
Inter Pag Instituição de Pagamento S.A (e)	Provision of services	28,566,126	BRL	Brasil	100.00%	50.00%

a.On March 27, 2024, the corporate reorganization of Inter Marketplace Intermediação De Negócios e Serviços Ltda. Banco Inter, which was the sole partner of Inter Marketplace Intermediação de Negócios e Serviços Ltda, transferred its shares to Inter&Co Participações Ltda, becoming the direct controller of Inter Marketplace, consequently, an indirect subsidiary of Inter&Co.
b.The reorganization of Inter&Co Securities, LLC ("Securities") was completed on February 22, 2024. Inter&Co, Inc. ("Inter&Co"), which was the sole owner of Securities, transferred Securities' shares to its direct subsidiary, Inter US Holding, Inc. ("US Holding"). With the completion of this reorganization, Securities is now a direct subsidiary of US Holding and, consequently, an indirect subsidiary of Inter&Co.
c.On April 19, 2024, there was a change in the control structure of Inter&Co Tecnologia e Serviços Financeiros Ltda., which became directly controlled by Banco Inter. Previously, Inter&Co Tecnologia e Serviços Financeiros Ltda. was controlled by Inter&Co Payments, Inc.
d.On June 28, 2024, Inter&Co made a significant investment by acquiring a significant number of shares in the Landbank fund. As a result of this acquisition, the financial data relating to these funds began to be included in the consolidation basis of Inter&Co's financial statements.
e.On May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Inter Pag, after approval by BACEN (Central Bank of Brazil) which occurred on July 24, 2024, Inter became the sole shareholder of Inter Pag.
Minority shareholders' interests
The Inter&Co recognizes the portion of equity relating to non-controlling interests in the consolidated balance sheet. In transactions involving the purchase of interests from non-controlling interests, the difference between the amount paid and the interest acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. The company holds 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b. Business combination
Business combinations are recorded using the acquisition method when the set of assets acquired meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set includes at least one input and one substantive process that together contribute significantly to the ability to generate future results.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
Inter has the option of applying a “concentration test” that allows it to assess in a simplified manner whether a set of activities and assets acquired is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill resulting from the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in profit or loss. Transaction costs are recorded in profit or loss as incurred, except for costs related to the issuance of debt or equity instruments. The consideration transferred does not include amounts relating to payments for pre-existing relationships. These amounts are generally recognised in the statement of income.
Any contingent consideration payable is measured at its fair value at the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured and the settlement is recorded in equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the statement of income.
Inter Pag Institução de Pagamento S.A (earlier named Granito Soluções em Pagamentos S.A.)
On May 28, 2024, Banco Inter, an indirect subsidiary, announced the execution of contracts to acquire the entire share capital of Inter Pag. Following approval by the Central Bank of Brazil (BACEN) on July 24, 2024, Banco Inter became the sole shareholder of Inter Pag, holding 100% of the share capital.
Inter Pag is a Brazilian card payment services company that aims to integrate its complete technology into Banco Inter's ecosystem, strengthening its offer of smart payment solutions to the market. With a vision focused on the future, the acquisition of Inter Pag prepares Banco Inter to shape tomorrow's financial transactions, not only meeting but also anticipating the needs of its customers with innovation, agility and accessibility.
i. Consideration transferred
The table below summarizes the values of the consideration transferred:

In thousands of Reais	Inter Pag
Cash and cash equivalents	111,785
Total consideration transferred	111,785
Identifiable assets acquired, liabilities assumed and goodwill
The carrying value of Inter Pag's identifiable assets and liabilities on the acquisition date are presented below:

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

In thousands of Reais	Inter Pag
Assets	1,198,150
Cash and cash equivalents	30,110
Loans and advances to financial institutions	777,806
Deferred tax assets	86,588
Property and equipment	155,992
Intangible	52,840
Other assets	94,814
Liabilities	1,163,822
Liabilities with financial institutions	831,134
Loans and transfers	303,728
Current taxes	1,876
Provisions	5,708
Other liabilities	21,376
Total net identifiable assets at fair value	34,328
Previously held shareholding	(17,164)
Goodwill on acquisition (a)	94,621
Total consideration	111,785

(a)Inter has engaged an independent valuation service to develop a study on the allocation of the purchase price (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill related to the acquisition of Inter Pag. However, as of the date of publication of these financial statements, the study is still in the preparation phase. The preliminary goodwill resulting from the acquisition of Inter Pag is R$94,621. The recognized goodwill is not expected to be deductible for income tax purposes. This amount represents the future economic benefits arising from the synergies between Inter Pag, a Brazilian card payment services company, and Banco Inter’s ecosystem. This acquisition will allow Banco Inter to integrate Inter Pag’s comprehensive technology, strengthening its offering of smart payment solutions to the market. With its vision focused on the future, Banco Inter is prepared to shape tomorrow’s financial transactions, not only by meeting but also anticipating the needs of its customers.
On the date of acquisition of Inter Pag Instituição de Pagamento S.A. (previously called Granito Soluções em Pagamento S.A.), provisions in the amount of R$5,708 were recorded, resulting from labor lawsuits of various natures (payment of overtime, unhealthy and dangerous work conditions, and severance pay) that are in different procedural stages and civil lawsuits. On the balance sheet date, the provisions were reassessed and the amount of R$6,140 was determined, based on the expected probable result.
ii.    Acquisition cost
Inter incurred acquisition-related costs of R$255 for legal fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
iii.    Contribution to the group's result
In the period ended September 30, Inter Pag contributed net revenue of R$56,077 and a loss of R$5,010 to the Group's results. If the acquisition had occurred on January 1, 2024, it would have contributed with a net revenue of R$140,251 and a loss of R$9,970.
5.Operational segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Inter&Co, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Inter&Co does not have any single customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through the Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, smart card payment solutions, together with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services with partner companies through our digital platform. The segment income is primarily comprised of commissions received for sales and/or for the rendering of these services.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
Segment information

	As of and for June 30, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	3,706,076	8,698	—	54,206	3,768,980	32,868	318	3,802,166
Interest expenses	(2,400,166)	(8,749)	—	—	(2,408,915)	35,036	3,372	(2,370,507)
Income from securities and derivatives	1,616,441	68,628	2,866	23,890	1,711,825	(4,702)	(3,690)	1,703,433
Net interest income and income from securities and derivatives	2,922,351	68,577	2,866	78,096	3,071,890	63,202	—	3,135,093

Net revenues from services and commissions	876,180	100,719	137,377	120,438	1,234,714	4,438	—	1,239,152
Expenses from services and commissions (a)	(54,726)	1	(41,821)	(8,087)	(104,633)	(8)	—	(104,641)
Other revenues	306,643	15,419	35,577	24,215	381,854	139,224	(235,006)	286,072
Revenues	4,050,448	184,716	133,999	214,662	4,583,825	206,856	(235,006)	4,555,675

Impairment losses on financial assets	(1,302,492)	—	—	—	(1,302,492)	(1,231)		(1,303,723)
Administrative expenses	(1,158,485)	(52,601)	(6,790)	(42,326)	(1,260,202)	(12,695)	—	(1,272,897)
Personnel expenses	(508,482)	(54,706)	(16,901)	(35,462)	(615,551)	(38,074)	—	(653,625)
Tax expenses	(218,307)	(12,931)	(14,852)	(38,979)	(285,069)	(24,313)	—	(309,382)
Depreciation and amortization	(134,962)	(4,700)	(1,142)	(7,251)	(148,055)	(229)	—	(148,284)
Income from equity interests in associates	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	725,240	59,778	94,314	90,644	969,976	130,314	(235,006)	865,283

Income tax	(81,657)	(19,979)	(29,581)	(60,154)	(191,371)	3,973	—	(187,397)

Profit for the year	643,583	39,799	64,733	30,490	778,605	134,287	(235,006)	677,886

	As of and for June 30, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	68,507,404	874,516	296,789	970,308	70,649,017	(288,976)	(795,715)	69,564,326
Total liabilities	60,747,055	460,122	131,718	724,974	62,063,869	(1,149,363)	(217,519)	60,696,987
Total equity	7,760,349	414,394	165,071	245,334	8,585,148	860,387	(578,196)	8,867,339

(a) In the Insurance Brokerage segment, it considers the provision for cancelled sales.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

	As of and for September 30, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	3,257,024	14,857	—	25,217	3,297,098	2,512	(28,643)	3,270,967
Interest expenses	(2,131,885)	(28,381)	—	—	(2,160,266)	(9,928)	34,819	(2,135,375)
Income from securities and derivatives	1,142,562	33,045	1,513	23,849	1,200,969	1,809	(6,176)	1,196,602
Net interest income and income from securities and derivatives	2,267,701	19,521	1,513	49,066	2,337,801	(5,607)	—	2,332,194

Net revenues from services and commissions	643,107	66,496	87,090	125,969	922,662	5,995	—	928,657
Expenses from services and commissions	(99,496)	(155)	—	(2)	(99,653)	(19)	—	(99,672)
Other revenues	326,484	12,694	37,349	21,986	398,513	3,632	(123,680)	278,465
Revenues	3,137,796	98,556	125,952	197,019	3,559,323	4,001	(123,680)	3,439,644

Impairment losses on financial assets	(1,151,127)	—	—	(6,013)	(1,157,140)	—	—	(1,157,140)
Administrative expenses	(956,943)	(51,138)	(33,610)	(44,364)	(1,086,055)	(10,305)	—	(1,096,360)
Personnel expenses	(469,772)	(49,314)	(13,238)	(26,700)	(559,024)	(10,298)	—	(569,322)
Tax expenses	(176,365)	(8,305)	(11,596)	(25,468)	(221,734)	(13,672)	—	(235,406)
Depreciation and amortization	(108,752)	(3,012)	(626)	(6,732)	(119,122)	(146)	—	(119,268)
Income from equity interests in associates	(30,597)	—	—	—	(30,597)	—	—	(30,597)
Profit / (loss) before income tax	244,240	(13,213)	66,882	87,742	385,651	(30,420)	(123,680)	231,551

Income tax	14,746	7,194	(22,723)	(36,202)	(36,985)	(2,017)	—	(39,002)

Profit / (loss) for the year	258,986	(6,019)	44,159	51,540	348,666	(32,437)	(123,680)	192,549

	As of and for December 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
6.Financial risk management
Risk management at Inter&Co includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter&Co, Inc., involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2024 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
Measurement
The measurement of credit risk by Inter&Co is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The anniversary withdrawal is an option of the FGTS (Service Time Guarantee Fund) that allows the worker to withdraw a part of the fund balance annually, where the guarantee of this operation is the balance available in their FGTS account;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The following table shows the value of real estate-backed financing, broken down by loan to value. Loan to Value (LTV) is the ratio between the value of a loan and the value of the asset being financed. A higher LTV may signal greater risk to the lender, as it indicates a lower share of the borrower's equity in the transaction.

	09/30/2024	12/31/2023
Lower than 30%	1,251,320	1,210,884
31 - 50%	2,586,405	2,157,130
51 - 70%	4,137,072	3,227,703
71 - 90%	1,984,204	1,664,885
Higher than 90%	307,208	322,966
	10,266,209	8,583,568
c.Liquidity risk
Liquidity risk is the possibility that the Inter&Co will not be able to efficiently meet its expected or unexpected financial obligations, including those arising from guarantees provided or even unexpected redemptions from customers. Therefore, liquidity risk also includes the possibility that Inter will not be able to negotiate the sale of assets at market prices due to their volume in relation to the volume normally traded or due to some discontinuity in the market.
The liquidity risk management structure is segregated and acts proactively with the objective of monitoring and preventing any violation of the liquidity ratio limits. Liquidity risk monitoring covers the entire flow of receipts and payments of the Inter&Co so that risk mitigation actions can be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees assess the liquidity risk information that is available in the Inter&Co's systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding; Liquidity limits; Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
In 2024 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter&Co’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	09/30/2024	12/31/2023
Financial assets
Cash and cash equivalents	8	2,273,565	—	—	—	—	2,273,565	4,259,379
Amounts due from financial institutions	9	4,185,156	—	—	—	—	4,185,156	2,664,415
Compulsory deposits at Central Bank of Brazil		3,413,490	1,810,766	1,226	—	—	5,225,482	3,718,506
Securities	10	2,456,626	1,207,556	661,212	12,481,290	3,779,671	20,586,355	16,868,112
Derivative financial	11	273	4,632	13,524	—	—	18,429	4,238
Loans and advances to customers	12.e	2,246,047	4,703,162	6,888,301	5,082,474	12,558,438	31,478,422	27,900,543
Other assets (a)	17	—	—	—	—	82,469	82,469	109,682
Total		14,575,157	7,726,116	7,564,263	17,563,764	16,420,578	63,849,878	55,524,875

Financial liabilities
Liabilities with financial and similar institutions	18	10,403,659	—	194	—	—	10,403,853	9,522,469
Liabilities with customers	19	17,888,906	1,416,266	2,963,992	16,860,595	—	39,129,759	32,651,620
Securities issued	20	204,125	2,240,225	3,325,860	3,277,446	—	9,047,656	8,095,042
Derivative financial	11	—	4,052	4,726	—	—	8,778	15,063
Borrowing and on-lending	21	96,421	416	499	3,993	13,495	114,824	107,412
Other liabilities (b)	24	—	—	1,616	11,537	106,036	119,189	120,395
Total		28,593,111	3,660,959	6,296,887	20,153,571	119,531	58,824,059	50,512,001

(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
e.Financial assets and liabilities using a current/non-current classification
The table below represents Inter&Co’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		09/30/2024
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	2,273,565	—	2,273,565
Amounts due from financial institutions	9	5,225,482	—	5,225,482
Compulsory deposits at Central Bank of Brazil		4,185,156	—	4,185,156
Securities	10	4,325,394	16,260,961	20,586,355
Derivative financial	11	18,489	—	18,489
Loans and advances to customers, net of provisions for expected loss	12	13,837,510	17,640,912	31,478,422
Other assets (a)	17	—	82,469	82,469
Total		29,865,596	33,984,342	63,849,938

Liabilities
Liabilities with financial and similar institutions	18	10,403,853	—	10,403,853
Liabilities with customers	19	22,269,164	16,860,595	39,129,759
Securities issued	20	5,770,210	3,277,446	9,047,656
Derivative financial	11	8,778	—	8,778
Borrowing and on-lending	21	97,336	17,488	114,824
Other liabilities (b)	24	1,616	117,573	119,189
Total		38,550,957	20,273,102	58,824,059

(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	12	14,117,647	13,751,812	27,869,459
Other assets (a)	17	—	109,682	109,682
Total		25,467,008	30,026,783	55,493,791

Liabilities
Liabilities with financial and similar institutions	18	9,522,469	—	9,522,469
Liabilities with customers	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial	11	9,981	5,082	15,063
Borrowing and on-lending	21	87,122	20,290	107,412
Other liabilities (b)	24	6,016	114,379	120,395
Total		33,874,702	16,637,299	50,512,001

(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of twenty one days.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
We present the trading book 21-day VaR below:

Risk factor	09/30/2024	12/31/2023
Price index coupons	7,473	2,730
Pre fixed interest rate	1,820	1,074
Foreign currency coupons	1,426	665
Foreign currencies	17,099	2,346
Subtotal	27,818	6,815

Diversification effects (correlation)	12,836	3,794
Value-at-Risk	14,982	3,021
VaR on Asset	0.02%	0.01%
We present the trading book VaR below:

Risk factor	09/30/2024	12/31/2023
Price index coupons	834,710	425,156
Interest rate coupons	24,903	108,716
Pre fixed interest rate	29,834	49,019
Foreign currency coupon	76,900	—
Others	274	22,538
Subtotal	966,621	605,429

Diversification effects (correlation)	136,064	164,555
Value-at-Risk	830,557	440,874
VaR on Asset	1.19%	0.73%
g.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors in the period analyzed, and using scenarios that would negatively affect our positions, as follows:
•Scenario I: based on market information, shocks were applied and 1 basis point for interest rates and 1% variation for prices (foreign currencies and shares);
•Scenario II: shocks of 25% variation in market curves and prices were determined;
•Scenario III: shocks of 50% variation in market curves and prices were determined.
It should be noted that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio means that these positions change continuously and do not necessarily reflect the position demonstrated here. The group has a process of continuous monitoring of market risk and, in the event of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

Exposures - R$ thousand
Banking and Trading book	Scenarios					09/30/2024
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(5,249)	increase	(758,330)	increase	(1,394,366)
Others	increase	(29)	increase	(4,257)	increase	(8,436)
Pre-fixed rate	increase	(2,509)	increase	(722,151)	increase	(1,355,424)
TR coupon	increase	(468)	increase	(106,823)	increase	(186,285)

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
Others	decrease	(21)	decrease	(718)	decrease	(1,996)
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
TR coupon	increase	(800)	increase	(163,354)	increase	(289,028)
h.Operational risk
Policy
Operational risk management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal fraud;
•External fraud;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.

For payment activities, failures include: I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions; II - failures in the identification and authentication of the end-user in a payment transaction; III - failures in the authorization of payment transactions; and IV - failures in the initiation of a payment transaction.
We adopt the three lines of defense model, the structure and activities of the three lines often varies, depending on the bank’s portfolio of products, activities, processes and systems; the bank’s size; and its risk management approach. A strong risk culture and good communication among the three lines of defense are important characteristics of good operational risk governance.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level I – instruments with prices traded in the active market;
•Level II – using financial valuation techniques, weighing data and market variables; and
•Level III – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

As of September 30, 2024
Financial assets	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	82,469	82,469	44,373,861
Loans and advances to customers, net of provisions for expected loss	—	—	—	—	31,478,422
Amounts due from financial institutions	—	—	—	—	5,225,482
Deposits at Central Bank of Brazil	—	—	—	—	4,185,156
Cash and cash equivalents	—	—	—	—	2,273,565
Brazilian government securities	—	—	—	—	660,311
Rural product bill	—	—	—	—	468,456
Other assets	—	—	82,469	82,469	82,469

Fair value through profit or loss	554,590	878,944	—	1,433,534	1,433,534
Brazilian government securities	339,924	101,752	—	441,676	441,676
Investment funds quotas	214,666	198,824	—	413,490	413,490
Securities issued by financial institutions	—	399,546	—	399,546	399,546
Bonds and shares issued by non-financial companies	—	178,822	—	178,822	178,822

Derivative financial	—	18,489	—	18,489	18,489
Derivative financial	—	18,489	—	18,489	18,489

Fair value through other comprehensive income	12,186,569	5,838,902	—	18,025,471	18,025,471
Brazilian government securities	12,186,569	2,078,786	—	14,265,355	14,265,355
Securities issued abroad	—	3,268,145	—	3,268,145	3,268,145
Securities issued by financial institutions	—	442,593	—	442,593	442,593
Bonds and shares issued by non-financial companies	—	49,378	—	49,378	49,378

Total	12,741,159	6,736,335	82,469	19,559,963	63,851,355

Financial liabilities	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	—	—	58,696,092
Liabilities with customers	—	—	—	—	39,129,759
Liabilities with financial and similar institutions	—	—	—	—	10,403,853
Securities issued	—	—	—	—	9,047,656
Borrowing and on-lending	—	—	—	—	114,824

Derivative financial	—	8,778	—	8,778	8,778
Derivative financial	—	8,778	—	8,778	8,778

Total	—	8,778	—	8,778	58,704,870

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

As of December 31, 2023
Financial assets	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	109,682	109,682	39,810,016
Loans and advances to customers, net of provisions for expected loss	—	—	—	—	27,900,543
Cash and cash equivalents	—	—	—	—	4,259,379
Amounts due from financial institutions	—	—	—	—	3,718,506
Deposits at Central Bank of Brazil	—	—	—	—	2,664,415
Brazilian government securities	—	—	—	—	665,413
Rural product bill	—	—	—	—	459,298
Other assets	—	—	109,682	109,682	109,682
Debentures	—	—	—	—	32,780

Fair value through profit or loss	451,946	1,026,654	—	1,478,600	1,478,600
Bonds and shares issued by non-financial companies	60	629,237	—	629,297	629,297
Securities issued by financial institutions	447,912	—	—	447,912	447,912
Investment funds quotas	3,974	354,358	—	358,332	358,332
Brazilian government securities	—	43,059	—	43,059	43,059

Derivative financial	—	4,238	—	4,238	4,238
Derivative financial	—	4,238	—	4,238	4,238

Fair value through other comprehensive income	13,560,072	671,949	—	14,232,021	14,232,021
Brazilian government securities	13,560,072	—	—	13,560,072	13,560,072
Bonds and shares issued by non-financial companies	—	671,949	—	671,949	671,949

Total	14,012,018	1,702,841	109,682	15,824,541	55,524,875

Financial liabilities	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	—	—	50,376,543
Liabilities with customers	—	—	—	—	32,651,620
Liabilities with financial and similar institutions	—	—	—	—	9,522,469
Securities issued	—	—	—	—	8,095,042
Borrowing and on-lending	—	—	—	—	107,412

Derivative financial	—	15,063	—	15,063	15,063
Derivative financial	—	15,063	—	15,063	15,063

Total	—	15,063	—	15,063	50,391,606

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
The methodology used to measure financial assets and liabilities classified as “Level 2” uses information that is observable for the asset or liability at market; (i) from observations of the quoted price of similar items in an active market; (ii) identical items in a non-active market; or (iii) from other information extracted from related markets.
Reconciliation of Level 3 fair value
The following table shows a reconciliation of the opening balances to the closing balances investments categorized as Level 3:

Other assets
Financial assets at fair value through profit or loss
Balance at January 1, 2024	109,682
Total gains or losses (realized / unrealized)	(27,213)
Balance at June 30, 2024	82,469
During the period ended September 30, 2024, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	09/30/2024	12/31/2023
Cash and cash equivalents in foreign currency	433,279	225,308
Cash and cash equivalents in national currency	178,775	941,584
Reverse repurchase agreements (a)	1,661,511	3,092,487
Total	2,273,565	4,259,379

(a)    Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected loss

	09/30/2024	12/31/2023
Loans to financial institutions (a)	4,353,999	1,236,536
Interbank deposit investments	564,054	2,451,736
Interbank on-lending	311,252	31,487
Expected loss	(3,823)	(1,253)
Total	5,225,482	3,718,506

(a)    Refers substantially to the anticipation of receivables.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
10.Securities, net of provisions for expected loss
a.Composition of securities net of expected losses:

	09/30/2024	12/31/2023
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	9,131,213	9,212,930
National treasury notes (NTN)	3,818,667	3,931,671
Securities issued abroad	3,268,145	—
National treasury bills (LTN)	1,315,474	415,471
Commercial promissory notes	324,873	214,157
Certificates of agricultural receivables	67,634	22,817
Certificates of real estate receivables	50,087	104,270
Debentures	49,378	330,705
Subtotal	18,025,471	14,232,021

Amortized cost
National treasury notes (NTN)	660,311	665,413
Rural product bill	468,456	459,298
Debentures	—	32,780
Subtotal	1,128,767	1,157,491

Fair value through profit or loss - FVTPL
Investment fund quotas	424,267	358,332
Financial treasury bills (LFT)	410,393	420,336
Certificates of real estate receivables	201,018	182,319
Debentures	110,915	281,566
Certificates of agricultural receivables	84,529	64,371
Commercial promissory notes	68,430	2,659
Bank deposit certificates	67,772	55,597
Agribusiness credit bills (LCA)	31,388	10,684
National Treasury Financial Bills (LTN)	18,187	73,808
National treasury notes (NTN)	13,096	27,576
Real estate credit bills (LCI)	2,122	1,352
Subtotal	1,432,117	1,478,600

Total	20,586,355	16,868,112
As of September 30, 2024, the expected loss value of securities was R$ (12,540),(December 31, 2023: R$(33,701))

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
b.Breakdown of the carrying amount of securities by maturity, net of losses

	09/30/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	1,747,527	1,329,479	4,788,745	7,152,873	3,006,847	18,025,471
Financial treasury bills (LFT)	—	—	1,004,681	6,186,778	1,939,754	9,131,213
National treasury notes (NTN)	1,594,642	167,750	1,030,930	364,522	660,823	3,818,667
Securities issued abroad	—	1,055,720	2,212,425	—	—	3,268,145
National treasury bills (LTN)	139,587	—	419,599	510,427	245,861	1,315,474
Commercial promissory notes	6,040	101,490	75,495	40,630	101,218	324,873
Certificates of agricultural receivables	—	—	25,355	42,279	—	67,634
Certificates of real estate receivables	—	—	—	7,164	42,923	50,087
Debentures	7,258	4,519	20,260	1,073	16,268	49,378

Amortized cost	209,700	224,852	183,792	11,928	498,495	1,128,767
National treasury notes (NTN)	161,816	—	—	—	498,495	660,311
Rural product bill	47,884	224,852	183,792	11,928	—	468,456

Fair value through profit or loss - FVTPL	536,348	277,488	246,823	91,118	280,340	1,432,117
Investment fund quotas	419,114	—	5,153	—	—	424,267
Financial treasury bills (LFT)	—	219,948	178,352	12,093	—	410,393
Certificates of real estate receivables	264	260	3,130	28,140	169,224	201,018
Debentures	20,977	489	6,541	16,468	66,440	110,915
Certificates of agricultural receivables	110	644	27,761	32,364	23,650	84,529
Commercial promissory notes	68,430	—	—	—	—	68,430
Bank deposit certificates	16,025	33,071	15,372	1,726	1,578	67,772
Agribusiness credit bills (LCA)	426	21,939	8,604	327	92	31,388
National treasury bills (LTN)	10,657	—	1,137	—	6,393	18,187
National treasury notes (NTN)	—	—	133	—	12,963	13,096
Real estate credit bills (LCI)	345	1,137	640	—	—	2,122
Total	2,493,575	1,831,819	5,219,360	7,255,919	3,785,682	20,586,355

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Debentures	—	22,176	19,968	114,986	173,575	330,705
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Certificates of real estate receivables	—	—	—	—	104,270	104,270
Certificates of agricultural receivables	—	—	—	22,817	—	22,817

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Investment fund quotas	358,332	—	—	—	—	358,332
Debentures	3	5,974	25,383	18,422	231,784	281,566
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
National Treasury Financial Bills (LTN)	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Commercial promissory notes	—	2,659	—	—	—	2,659
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Total	412,674	290,149	1,118,545	4,624,086	10,422,658	16,868,112
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, futures and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	09/30/2024	12/31/2023
Assets
Forward derivatives	903,404	18,466	18,466	1,135	17,331	—	18,466	4,213
Future derivatives	137,377	23	23	—	1	22	23	25
Total assets	1,040,781	18,489	18,489	1,135	17,332	22	18,489	4,238

Liabilities
Swap derivatives	24,500	(8,778)	(8,778)	(4,052)	(4,726)	—	(8,778)	(14,665)
Forward derivatives	—	—	—	—	—	—	—	(398)
Future derivatives	7,792,726	—	—	—	—	—	—	—
Total liabilities	7,817,226	(8,778)	(8,778)	(4,052)	(4,726)	—	(8,778)	(15,063)

Net effect	8,858,007	9,711	9,711	(2,917)	12,606	22	9,711	(10,825)

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
b.Forward, future and swap contracts – notional value
Reference value of all derivatives by maturity date is provided below:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	09/30/2024	12/31/2023
Long position	25,747	917,885	87,654	9,495	1,040,781	146,040
Forward derivatives	1,135	902,269	—	—	903,404	24,223
Future derivatives	24,612	15,616	87,654	9,495	137,377	121,817

Short position	1,465,689	1,527,615	2,358,108	2,465,814	7,817,226	6,380,611
Swap derivatives	11,000	13,500	—	—	24,500	40,500
Forward derivatives	—	—	—	—	—	2,103
Future derivatives	1,454,689	1,514,115	2,358,108	2,465,814	7,792,726	6,338,008
Total	1,491,436	2,445,500	2,445,762	2,475,309	8,858,007	6,526,651
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of September 30, 2024, Inter had active swap contracts in CDI and liabilities in IGP-M, with a margin deposit and recognized at their fair value in the period's profit or loss.
Fixed-term contracts: Forward contracts were entered into both to mitigate market risks arising from Inter's exposure and to meet specific customer demands. Forward contracts consider the purchase or sale of a given asset based on a previously agreed price, with settlement on a future date.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
c.Hedge accounting - exposure
Inter&Co has accounting hedges for some of its loans, investments and foreign currency exposures. The accounting hedge treatment is carried out in accordance with the strategy and purpose of the structure, and may be (i) Fair Value Hedge, (ii) Cash Flow Hedge or (iii) Foreign Investment Hedge. In this context, part of the result of the structure may be recognized in the account of other comprehensive income in equity, net of tax effects, and are only transferred to the result in the event of ineffectiveness of the hedge or liquidation of the structure.

	06/30/2024	12/31/2023
Hedge instruments	7,070,836	5,811,750
Future DI (a)	3,624,313	3,755,670
IPCA (c)	2,692,585	1,728,330
Future dollar (b)	708,253	256,589
Swap (c)	45,685	71,161

Hedge object	7,023,480	5,826,436
Loans (a)	3,579,835	3,761,467
Real estate loans (c)	2,736,887	1,802,022
Investment abroad (b)	706,758	262,947

(a) Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad.
(c) Refers to the real estate loan portfolio
12.Loans and advances to customers, net of provisions for expected loss
a.Breakdown of balance

	09/30/2024		12/31/2023
Credit card	10,769,815	31.94%	9,461,277	31.77%
Real estate loans	10,266,209	30.46%	8,583,568	28.82%
Personal loans	8,003,536	23.75%	7,138,744	23.97%
Business loans	4,149,476	12.31%	3,855,754	12.95%
Agribusiness loans	516,852	1.53%	744,958	2.50%
Total	33,705,888	100.00%	29,784,301	100.00%

Provision for expected loss	(2,227,466)		(1,883,758)

Net balance	31,478,422		27,900,543

b.Concentration of the portfolio

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

	09/30/2024		12/31/2023
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	280,863	0.83%	339,130	1.14%
10 largest debtors	1,351,325	4.01%	1,520,664	5.11%
20 largest debtors	1,875,363	5.56%	2,140,098	7.19%
50 largest debtors	2,764,711	8.20%	3,225,766	10.83%
100 largest debtors	3,605,086	10.70%	4,147,360	13.92%
c.Breakdown by maturity

	09/30/2024	12/31/2023
Overdue by 1 day or more	3,721,840	3,599,256
To fall due in up to 3 months	4,279,221	3,910,594
To fall due between 3 to 12 months	9,372,852	8,366,848
To fall due in more than 12 months	16,331,975	13,907,603
Total	33,705,888	29,784,301
d.Concentration by economic sector

	09/30/2024	12/31/2023
Financial activities	4,301,675	1,708,407
Construction	1,708,304	1,885,772
Administrative activities	1,526,429	1,529,880
Industries	1,479,786	1,396,046
Trade	1,346,372	1,490,290
Agriculture	135,036	150,896
Other segments (a)	1,723,906	1,433,467
Business clients	12,221,508	9,594,758
Individual clients	21,484,380	20,189,543
Total	33,705,888	29,784,301

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card	8,073,708	(883,240)	—	66,537	5,063	(2,828,629)	—	4,803,064	9,236,503	8,073,708
Real estate loans	7,931,469	(1,185,273)	(756)	740,259	—	(940,556)	—	2,800,741	9,345,884	7,931,469
Personal loans	6,533,589	(474,589)	(988)	165,203	132	(1,839,343)	—	2,846,311	7,230,315	6,533,589
Business loans	3,829,413	(95,287)	—	22,663	—	(7,624,828)	—	7,960,296	4,092,257	3,829,413
Agribusiness loans	738,126	—	—	—	—	(538,842)	—	314,106	513,390	738,126
Total	27,106,305	(2,638,389)	(1,744)	994,662	5,195	(13,772,198)	—	18,724,518	30,418,349	27,106,305

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card	405,996	(66,537)	(1,620,553)	883,240	—	(1,059,391)	—	1,786,735	329,490	405,996
Real estate loans	515,047	(740,259)	(504,177)	1,185,273	337,987	(60,921)	—	(12,871)	720,079	515,047
Personal loans	317,462	(165,203)	(326,134)	474,589	55,272	(438,916)	—	485,919	402,989	317,462
Business loans	10,200	(22,663)	(47,383)	95,287	1,829	(4,141)	—	(2,816)	30,313	10,200
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	21	(1)	3,441
Total	1,252,146	(994,662)	(2,501,710)	2,638,389	395,088	(1,563,369)	—	2,256,988	1,482,870	1,252,146

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card	981,573	(5,063)	—	—	1,620,553	(399,678)	(993,821)	258	1,203,822	981,573
Real estate loans	137,052	—	(337,987)	756	504,177	(83,484)	(17,869)	(2,399)	200,246	137,052
Personal loans	287,693	(132)	(55,272)	988	326,134	(123,352)	(185,135)	119,308	370,232	287,693
Business loans	16,141	—	(1,829)	—	47,383	(1,887)	(11,695)	(21,207)	26,906	16,141
Agribusiness loans	3,391	—	—	—	3,463	—	(3,391)	—	3,463	3,391
Total	1,425,850	(5,195)	(395,088)	1,744	2,501,710	(608,401)	(1,211,911)	95,960	1,804,669	1,425,850

Consolidated					Opening balance at 01/01/2024	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card					9,461,277	(4,287,698)	(993,821)	6,590,057	10,769,815	9,461,277
Real estate loans					8,583,568	(1,084,961)	(17,869)	2,785,471	10,266,209	8,583,568
Personal loans					7,138,744	(2,401,611)	(185,135)	3,451,538	8,003,536	7,138,744
Business loans					3,855,754	(7,630,856)	(11,695)	7,936,273	4,149,476	3,855,754
Agribusiness loans					744,958	(538,842)	(3,391)	314,127	516,852	744,958
Total					29,784,301	(15,943,968)	(1,211,911)	21,077,466	33,705,888	29,784,301

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card	408,412	(454,685)	—	14,317	602	—	437,392	406,038	408,412
Real estate loans	49,930	(110,687)	(129)	20,324	—	—	97,889	57,327	49,930
Personal loans	106,635	(120,441)	(278)	4,943	6	—	86,365	77,230	106,635
Business loans	12,859	(13,231)	—	157	—	—	15,170	14,955	12,859
Agribusiness loans	11,122	—	—	—	—	—	(854)	10,268	11,122
Total	588,958	(699,044)	(407)	39,741	608	—	635,962	565,818	588,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card	225,771	(14,317)	(1,124,989)	454,685	—	—	656,227	197,377	225,771
Real estate loans	39,710	(20,324)	(101,600)	110,687	25,510	—	(4,594)	49,389	39,710
Personal loans	89,687	(4,943)	(229,029)	120,441	7,955	—	141,530	125,641	89,687
Business loans	789	(157)	(9,114)	13,231	189	—	1,847	6,785	789
Agribusiness loans	947	—	(1,661)	—	—	—	714	—	947
Total	356,904	(39,741)	(1,466,393)	699,044	33,654	—	795,724	379,192	356,904

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2024	Ending balance at 12/31/2023
Credit card	708,986	(602)	—	—	1,124,989	(993,821)	101,396	940,948	708,986
Real estate loans	44,092	—	(25,510)	129	101,600	(17,868)	(41,064)	61,379	44,092
Personal loans	208,043	(6)	(7,955)	278	229,029	(185,135)	24,137	268,391	208,043
Business loans	6,231	—	(189)	—	9,114	(11,696)	4,950	8,410	6,231
Agribusiness loans	1,628	—	—	—	1,661	(3,391)	3,430	3,328	1,628
Total	968,980	(608)	(33,654)	407	1,466,393	(1,211,911)	92,849	1,282,456	968,980

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal)	Ending balance at 9/30/2024	Ending balance at 12/31/2023
Credit card					1,343,169	(993,821)	1,195,015	1,544,363	1,343,169
Real estate loans					133,732	(17,868)	52,231	168,095	133,732
Personal loans					404,365	(185,135)	252,032	471,262	404,365
Business loans					19,879	(11,696)	21,967	30,150	19,879
Agribusiness loans					13,697	(3,391)	3,290	13,596	13,697
Total					1,914,842	(1,211,911)	1,524,535	2,227,466	1,914,842

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real estate held for sale on September 30, 2024 was R$ 184,823 (December 31, 2023: R$ 174,355).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Inter Pag Instituição de Pagamento S.A (a)	—%	50.00%	—	80,233
Total			—	80,233
Other investments			10,402	10,401
Total			10,402	90,634
(a) As reported in note 4.a, on May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Inter Pag Instituição de Pagamento S.A (Former Granito), in the amount of R$112,000, after approval by BACEN (Central Bank of Brazil) which occurred on July 24, 2024.
b.Income from equity interests in associates:

	Three-month period		Nine-month period
Investees	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Inter Pag Instituição de Pagamento S.A (a)	—	(4,071)	(2,480)	(30,597)
Total	—	(4,071)	(2,480)	(30,597)
(a) The result of equity interests in affiliates for 2024 was recorded up to the second quarter of 2024
15.Property and equipment
a.Breakdown of property and equipment:

		09/30/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	116,365	(9,668)	106,697
Furniture and equipment	10%	251,777	(49,391)	202,386
Buildings	4%	48,224	(16,318)	31,906
Data processing systems	20%	28,311	(13,538)	14,773
Construction in progress	—	4,301	—	4,301
Total		448,978	(88,915)	360,063

		12/31/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Furniture and equipment	10%	35,508	(10,370)	25,138
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
b.Changes in property and equipment:

	Balance at 12/31/2023	Addition	Transfer	Write-offs	Business combination	Exchange rate changes	Balance at 09/30/2024
Historical cost
Buildings	39,062	4,899	—	—	4,263	—	48,224
Furniture and equipment	35,508	32,932	—	—	183,241	96	251,777
Data processing systems	16,907	11,404	—	—	—	—	28,311
Construction in progress	2,020	2,236	—	—	45	—	4,301
Total	93,497	51,471	—	—	187,549	96	332,613

Accumulated depreciation
Buildings	(10,896)	(2,967)	—	—	(2,455)	—	(16,318)
Furniture and equipment	(10,370)	(9,914)	—	—	(29,102)	(5)	(49,391)
Data processing systems	(13,364)	(174)	—	—	—	—	(13,538)
Total	(34,630)	(13,055)	—	—	(31,557)	(5)	(79,247)

Total	58,867	38,416	—	—	155,992	91	253,366

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 09/30/2023
Historical cost
Buildings	37,446	978	11	—	—	38,435
Furniture and equipment	23,601	11,431	(11)	(614)	(420)	33,987
Data processing systems	15,636	379	—	—	—	16,015
Construction in progress	1,794	186	—	—	—	1,980
Total	78,477	12,974	—	(614)	(420)	90,417

Accumulated depreciation
Buildings	(25,149)	(4,627)	—	—	—	(29,776)
Furniture and equipment	(2,069)	(1,174)	303	91	191	(2,658)
Data processing systems	(11)	(164)	(303)	3	—	(475)
Total	(34,845)	(7,356)	—	94	191	(41,916)

Total	43,632	5,618	—	(520)	(229)	48,501
c.     Right-of-use assets

Buildings and equipment
Balance at January 1, 2024	108,680
Additions to right-of-use assets	890
Depreciation charge for the year	(475)
Updates	5,440
Lease termination of non-renewed contracts/write-offs	(7,838)
Balance at September 30, 2024	106,697

Buildings and equipment
Balance at January 1, 2023	136,771
Depreciation charge for the year	(1,391)
Lease termination of non-renewed contracts/write-offs	(19,211)
Balance at September 30, 2023	116,169

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
16.Intangible
a.Breakdown of intangible assets

		09/30/2024			12/31/2023
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Development costs	20%	475,606	(176,850)	298,756	360,818	(119,107)	241,711
Intangible assets in progress	—	410,501	—	410,501	288,045	—	288,045
Right of use	17%	565,354	(359,603)	205,751	457,210	(283,993)	173,217
Customer portfolio	20%	13,965	(8,770)	5,195	13,965	(7,369)	6,596
Goodwill	—	790,945	—	790,945	635,735	—	635,735
Total		2,256,371	(545,223)	1,711,148	1,755,773	(410,469)	1,345,304
b.Changes in intangible assets

	12/31/2023	Addition	Write-offs	Transfers	Business Combination	Amortization	09/30/2024
Development costs	241,711	—	(3,450)	118,238	—	(57,743)	298,756
Intangible assets in progress	288,045	225,889	(6,899)	(112,748)	16,214	—	410,501
Right of use	173,217	77,008	—	(5,490)	36,626	(75,610)	205,751
Customer portfolio	6,596	—	—	—	—	(1,401)	5,195
Goodwill	635,735	60,589	—	—	94,621	—	790,945
Total	1,345,304	363,486	(10,349)	—	147,461	(134,754)	1,711,148

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	09/30/2023
Development costs	185,565	—	—	73,601	—	(55,592)	203,574
Intangible assets in progress	279,675	131,526	—	(121,916)	—	—	289,285
Right of use	132,217	62,651	—	48,315	—	(56,490)	186,693
Customer portfolio	8,376	—	—	—	—	(1,313)	7,063
Goodwill	632,796	—	—	—	2,939	—	635,735
Total	1,238,629	194,177	—	—	2,939	(113,395)	1,322,350

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
17.Other assets

	09/30/2024	12/31/2023
Recoverable taxes	499,945	327,585
Prepaid expenses (a)	478,979	351,627
Sundry debtors (b)	297,695	171,143
Premium or discount on transfer of financial assets	212,800	189,019
Commissions and bonus receivable (c)	200,462	226,520
Unbilled services provided	88,441	55,659
Amount receivable from the sale of investments	82,469	109,682
Agreements on sales of properties receivable	45,945	45,961
Others	575,951	648,033
Total	2,482,687	2,125,229

(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated are advantageous;
(b) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit;
(c) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
18.Liabilities with financial and similar institutions

	09/30/2024	12/31/2023
Payables with credit card network	8,371,357	6,801,035
Securities sold under agreements to repurchase	1,776,578	1,011,092
Interbank deposits	199,030	1,647,866
Others	56,888	62,476
Total	10,403,853	9,522,469
19.Liabilities with customers

	09/30/2024	12/31/2023
Time deposits	35,665,570	28,158,459
Savings deposits	1,777,366	1,540,604
Demand deposits	1,457,542	2,572,536
Creditors by resources to release	229,281	380,021
Total	39,129,759	32,651,620
20.Securities issued

	09/30/2024	09/30/2023
Real estate credit bills	8,638,013	7,898,500
Financial Bills	188,459	147,876
Real estate guaranteed credit bills	137,893	—
Agribusiness credit bills	83,291	48,666
Total	9,047,656	8,095,042

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
21.Borrowing and on-lending

	09/30/2024	12/31/2023
Onlending obligations - Tesouro Funcafé (a)	88,950	81,838
Onlending obligations – CEF(b)	18,486	20,291
Onlending obligations – BNDES (c)	5,531	5,283
Others	1,857	—
Total	114,824	107,412

(a) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.; and
(c) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	09/30/2024	12/31/2023
Income tax and social contribution	360,717	287,978
PIS/COFINS	39,544	27,717
INSS/FGTS	17,308	19,392
Others	40,284	28,175
Total	457,853	363,262
23.Provisions and contingent liabilities
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2023	5,982	33,386	39,368
Constitution/increase in provision	658	30,899	31,557
Payments	1,623	(23,880)	(22,257)
Business combination (a)	5,367	340	5,707
Balance at September 30, 2024	13,630	40,745	54,375

Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	1,855	25,249	27,104
Payments	(671)	(19,511)	(20,182)
Balance at June 30, 2023	4,972	30,068	35,040

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

(a)    As part of the acquisition of Inter Pag Instituição de Pagamento S.A (formerly Granito), Inter&Co recognized a labor provision of R$5,367 and a civil provision of R$340 (see Note 4.b). On the reporting date, the labor and civil provisions were revalued in the amounts of R$5,883 and R$258, respectively.
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009.
The values are as follows:

09/30/2024		12/31/2023
Total value	Value at risk	Total value	Value at risk
62,555	29,957	72,259	33,390
ii.COFINS
Inter is discussing COFINS fines from the period 1999 to 2014.
Before the publication of Law No. 12,973/14, which changed the understanding on the inclusion of financial revenues in the COFINS calculation basis, there was discussion about expanding the calculation basis of the aforementioned contribution promoted by §1° of art. 3° of Law No. 9,718/98.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.
Currently, the application of material res judicata is being discussed in a separate legal action that ensured Inter's right not to collect COFINS on its financial revenues, so the Supreme Federal Court's ruling on Theme 372 does not directly affect Inter's discussions.
The values area as follows:

09/30/2024		12/31/2023
Total value	Value at risk	Total value	Value at risk
151,877	67,895	145,522	65,044
c.Others
There were other provisions of R$31,084 on December 31, 2023.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
24.Other liabilities

	09/30/2024	12/31/2023
Payments to be processed (a)	1,089,932	1,150,536
Social and statutory provisions	183,475	139,752
Pending settlements (b)	158,888	118,307
Lease liabilities (Note 24.a)	119,189	120,395
Agreements	62,496	27,979
Contract liabilities (c)	39,100	41,785
Other liabilities	144,377	298,494
Total	1,797,457	1,897,248

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5;
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities as of September 30, 2024 and year ended December 31, 2023 are as follows:

Balance at January 1, 2024	120,395
New contracts	890
Payments	(28,532)
Accrued interest	26,436
Ending balance at September 30, 2024	119,189

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	120,395
Lease maturity
The maturity of the lease liabilities as of September 30, 2024 and year ended December 31, 2023 is as follows:

	09/30/2024	12/31/2023
Up to 1 year	1,616	6,016
From 1 year to 5 years	11,537	10,431
Above 5 years	106,036	103,948
Total	119,189	120,395
25.Equity
a.Share capital

Date	Class A	Class B	Total
09/30/2024	321,953,435	117,037,105	438,990,540
12/31/2023	285,153,435	117,037,105	402,190,540

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
On September 30, 2024, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at September 30, 2024 (December 31, 2023: R$13).
On January 16, 2024, Inter&Co announced the beginning of the public offering of 36,800,000 (thirty-six million eight hundred thousand) class A common shares. The offering was priced on January 18, 2024 at R$21.74 (US$ 4.40) per share and the final settlement of the offer occurred on February 20, 2024, resulting in a gross funding of R$822,259 and an equity securities issuance cost of R$ (38,768). This movement is classified under capital reserves.
During 2023, a total of 317,394 new Class A common shares were issued to beneficiaries of our incentive plans. We also transferred the shares we held in treasury to the beneficiaries of our incentive plans.
b.Reserves
On September 30, 2024, the reserves amounted to R$9,508,076 (December 31, 2023: R$8,147,285).
c.Other comprehensive income
On September 30, 2024, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(800,226), (December 31, 2023: R$(675,488)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.
d.Dividends and interest on equity
On September 30, 2024, Inter&Co Inc., made dividend payments in the amount of R$ 68,813 to its shareholders.
e.Basic and diluted earnings (loss) per share
Basic and diluted earnings/(loss) per share is as follows:

	Quarter		Semester
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit attributable to Owners of the company (In thousands of Reais)	242,671	91,291	631,943	151,442
Average number of shares outstanding	434,917,497	401,789,293	434,917,497	401,789,293
Basic earnings per share (R$)	0.56	0.23	1.45	0.38
Diluted earnings per share (R$)	0.54	0.23	1.44	0.38
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On September 30, 2024, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 3,163,922.
f.Non-controlling interest
On September 30, 2024, the balance of non-controlling interests is R$160,088 (December 31, 2023: R$124,881).
g.Reflex reserve
On September 30, 2024, the reflex reserve is R$32,512 (December 31, 2023: R$44,217). The reflex reserve is mainly composed of payments based on shares settled with equity instruments of Banco Inter.
h.Treasury shares

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
On September 30, 2024, the value of treasury shares is R$(612), consisting of 6,566 class A shares.
26.Net interest income

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	06/30/2023
Interest income
Credit card	379,768	333,795	1,101,215	912,907
Personal loans	355,361	215,754	835,272	758,097
Real estate loans	228,146	210,305	815,545	661,042
Business loans	145,606	131,731	422,462	376,747
Amounts due from financial institutions	71,616	147,490	288,446	359,709
Prepayment of receivables	136,933	60,383	250,240	185,166
Others	94,796	7,477	88,986	17,299
Total	1,412,226	1,106,935	3,802,166	3,270,967

Interest expenses
Term deposits	(523,227)	(448,514)	(1,403,191)	(1,185,068)
Funding in the open market	(265,782)	(247,243)	(751,962)	(779,356)
Financial institutions deposits	(4,550)	(42,409)	(89,994)	(88,791)
Saving	(26,987)	(24,012)	(75,039)	(69,761)
Others	(15,071)	(8,220)	(50,321)	(12,399)
Total	(835,617)	(770,398)	(2,370,507)	(2,135,375)

27.Net revenues from services and commissions

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Income from securities	513,731	417,887	1,417,036	1,190,849
Fair value through other comprehensive income	406,808	333,051	1,168,522	917,204
Fair value through profit or loss	102,109	52,227	214,493	146,866
Amortized cost	4,814	32,609	34,021	126,779
Income from Derivatives	44,425	64,133	286,397	5,753
Future dolar contracts	22,984	(2,828)	4,060	18,132
Forward contracts	6,568	(825)	20,585	(3,266)
Futures contracts and swaps (a)	14,873	67,786	261,752	(9,112)
Total	558,156	482,020	1,703,433	1,196,602

(a) The market adjustments of the hedge instrument offset the effects of the result from Hedge Accounting derivatives.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
28.Net revenues from services and commissions

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Interchange (a)	294,983	214,415	791,575	574,952
Commission and brokerage fees	221,396	142,831	556,713	392,116
Investments	35,584	20,848	91,911	47,654
Banking and credit operations	26,119	24,030	79,767	60,446
Other	24,324	20,957	67,070	49,161
Inter Loop (b)	(30,459)	(26,910)	(89,177)	(33,484)
Cashback expenses (c)	(104,281)	(48,391)	(258,707)	(173,664)
Total	467,667	347,780	1,239,152	928,657

(a)    Refers to card operations.
(b)    This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.
(c)     Refers to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions.
29.Other revenues

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Revenue foreign exchange	29,585	26,659	63,539	67,769
Performance fees (a)	14,307	48,645	55,298	104,840
Revenue from sale of goods	11,366	5,350	20,132	15,367
Capital gains	7,717	25,341	16,506	34,428
Others	48,412	25,435	130,597	56,061
Total	111,387	131,430	286,072	278,465

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.

30.Impairment losses on financial assets

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Impairment expense for loans and advances to customers	(550,131)	(461,835)	(1,524,535)	(1,241,654)
Recovery of written-off credits	80,591	40,180	209,657	86,453
Others	(1,887)	13,756	11,155	(1,939)
Total	(471,427)	(407,899)	(1,303,723)	(1,157,140)

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
31.Administrative expenses

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Data processing and information technology	(187,920)	(190,301)	(568,019)	(599,043)
Third party services and financial system services	(152,567)	(48,707)	(303,091)	(156,545)
Advertisement and marketing	(81,309)	(22,921)	(164,376)	(64,063)
Rent, condominium fee and property maintenance	(20,282)	(16,649)	(51,608)	(49,078)
Provisions for contingencies	(15,809)	(10,463)	(37,264)	(27,104)
Insurance expenses	(2,927)	(5,170)	(12,091)	(21,034)
Others	(14,012)	(55,849)	(136,448)	(141,584)
Total	(474,826)	(362,877)	(1,272,897)	(1,096,360)

32.Personnel expenses

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Salaries	(124,771)	(99,216)	(331,923)	(308,371)
Benefits	(93,419)	(82,648)	(212,841)	(168,988)
Social security charges	(38,842)	(27,839)	(102,466)	(85,642)
Others	(1,923)	(958)	(6,395)	(6,321)
Total	(258,955)	(210,661)	(653,625)	(569,322)

33. Tax expenses

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
PIS/COFINS	(85,599)	(68,227)	(230,044)	(182,673)
ISSQN	(15,991)	(11,820)	(42,724)	(33,159)
INSS	(9,307)	(11,463)	(14,844)	(13,460)
Others	(12,735)	(2,562)	(21,771)	(6,114)
Total	(123,633)	(94,072)	(309,382)	(235,406)
34.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	Quarter		Nine-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Current income tax and social contribution expenses
Current year	(134,686)	(125,932)	(339,565)	(215,962)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	86,734	66,930	165,829	143,436
Provision for contingencies	1,130	1,764	3,941	3,069
Adjustment of financial assets to fair value	11,469	27,633	(33,981)	(3,504)
Other temporary differences	(92,581)	10,511	(68,322)	27,336
Tax losses carried forward	93,992	(22,100)	84,701	6,623
Total deferred income tax and social contribution	100,744	84,738	152,168	176,960
Total income tax	(33,942)	(41,194)	(187,397)	(39,002)

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
b.Reconciliation of effective rate

	Quarter				Nine-month period
	09/30/2024		09/30/2023		09/30/2024		09/30/2023
	Income tax		Income tax		Income tax		Income tax
Profit before tax		293,953		145,354		865,283		231,550
Charges (income tax and social contribution) at current rates (a)	(45)%	(132,277)	(45)%	(65,410)	(45)%	(389,377)	(45)%	(104,198)

Tax effect of
Interest on capital distribution		27,712		22,500		58,320		22,500
Non-taxable income (non-deductible expenses) net		(29,222)		3,731		20,467		4,007
Tax incentives		41,501		—		41,501		—
Subsidiaries not subject to real profit taxation		13,017		(2,015)		30,635		19,492
Others		45,327		—		51,057		19,197
Total income tax		(33,942)		(41,194)		(187,397)		(39,002)

Effective tax rate		(12)%		(28)%		(22)%		(17)%

Total deferred income tax and social contribution		100,744		84,738		152,168		176,960
Total income tax and social contribution expenses		(134,686)		(125,932)		(339,565)		(215,962)

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2023	Constitution	Realization	09/30/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	626,503	(460,674)	796,646
Adjustment of financial assets to fair value	137,729	250,641	(137,729)	250,641
Tax losses carried forward	164,831	133,532	(48,749)	249,614
Other temporary differences	82,438	93,081	(82,596)	92,923
Provision for contingencies	17,720	18,153	(14,212)	21,661
Subtotal	1,033,535	1,121,910	(743,960)	1,411,485

Deferred tax liabilities
Capital gains from assets in the business combination	(4,637)	—	2,173	(2,464)
Hedge Accounting	(27,902)	(13,800)	27,901	(13,801)
Earn-out	—	(29,918)	—	(29,918)
Subtotal	(32,539)	(43,718)	30,074	(46,183)

Total net deferred tax assets (liabilities) (a)	1,000,996	1,078,192	(713,886)	1,365,302

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024

	12/31/2022	Constitution	Realization	09/30/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	569,610	(426,174)	551,202
Adjustment of financial assets to fair value	292,262	78,810	(162,161)	208,911
Tax losses carried forward	202,184	38,912	(63,887)	177,209
Other temporary differences	53,565	210,315	(156,525)	107,355
Provision for contingencies	12,664	13,989	(10,919)	15,734
Provision for expected loss on financial instruments	9,707	—	1,130	10,837
Subtotal	978,148	911,636	(818,536)	1,071,248

Deferred tax liabilities
Others	(30,073)	(2,732)	3,910	(28,895)
Subtotal	(30,073)	(2,732)	3,910	(28,895)

Total net deferred tax assets (liabilities) (a)	948,075	908,904	(814,626)	1,042,353

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

35.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
Changes in the options of each plan for the period ended September 30, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted		Expired/Cancelled	Exercised	09/30/2024
2020	115,799		—		—	43,800	71,999
2022	2,519,138		—		8,325	55,800	2,455,013
2022	2,815,750		—		77,125	68,400	2,670,225
Total	5,450,687		—		85,450	168,000	5,197,237
Weighted average price of the shares	R$	17.98	R$	—	R$ 16,08	R$ 13,92	R$ 18,14

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2020	135,599		—		—		19,800		115,799
2022	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687
Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$	17.98
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended September 30, 2024, costs amounting to R$20,227 (September 30, 2023: R$27,039) were recognized in employee benefit expenses.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Final exercise date
2022	489,386	Up 3 years	R$ 10,46 por ação classe A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of September 30, 2024.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2023	643,500	Key Executives	12/30/2024
Changes in Inter&Co Payments, Inc.’s granted instruments for June 30, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		9/30/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	10.67

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,386		—		—		—		489,386
Total	—		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.30

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	9/30/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160,875	482,625
For the period ending on September 30, 2024, the amount of R$14,445 (September 30, 2023: R$ 5,852) was recognized as employee benefit expenses in the income statement of the Company.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. As of September 30, 2024, 102,500 RSUs granted had expired and 553,875 RSUs had been exercised.
In the first half of 2024, the Company granted 1,985,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. Vesting schedules are set forth in each grant agreement. As of September 30, 2024, 48,750 RSUs granted had lapsed/cancelled and 10,000 RSUs had been exercised.
In the second half of 2024, the Company granted 130,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. Vesting schedules are set forth in each grant agreement. As of September 30, 2024, 25,000 shares had been exercised.
See table below:

09/30/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3,5	4.0	2,140,500	1,484,125
11/01/2023	25%	R$22.99	4,0	4.0	15,000	15,000
02/01/2024	25%	R$25.22	4,0	4.0	10,000	10,000
04/01/2024	25%	R$29.11	4.0	4.0	120,000	110,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,746,250
06/04/2024	25%	R$30.35	4.0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	3,0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	4,0	4.0	30,000	30,000
09/04/2024	25%	R$40.39	3,0	3.0	50,000	37,500
Total					4,270,500	3,530,375

12/31/2023
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
Total					2,155,500	1,601,625
In the period ended September 30, 2024, the amount of R$21,064 was recognized as employee benefit expenses in the statement of income.

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
36.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the Unaudited interim condensed consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets	3,608	3,839	—	1,470,694	12,772	16,403	717,876	620,131	734,256	2,111,067
Loans and advances to customers	3,608	3,839	—	—	12,772	16,403	604,014	620,131	620,394	640,373
Amounts due from financial institutions	—	—	—	1,470,694	—	—	—	—	—	1,470,694
Securities, net of provisions for expected loss	—	—	—	—	—	—	113,862	—	113,862	—

Liabilities	(382,827)	(5,261)	—	(9)	(249,607)	(22,391)	(1,286,606)	(250,608)	(1,919,040)	(278,269)
Liabilities with customers - Demand deposits	—	—	—	—	(135)	(406)	(45,549)	(47,091)	(45,684)	(47,497)
Liabilities with customers - Term deposits	(382,827)	(5,261)	—	(9)	(249,472)	(21,985)	(1,241,057)	(203,517)	(1,873,356)	(230,772)

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit/ (loss)	(232)	(1,709)	—	—	(7,327)	(871)	(1,889)	(2,169)	(9,448)	(4,749)
Interest income	—	—	—	—	1,763	1,018	15,849	7,547	17,612	8,565
Interest expenses	(210)	(1,708)	—	—	(211)	(1,889)	(838)	(7,154)	(1,259)	(10,751)
Other administrative expenses	(22)	(1)	—	—	(8,879)	—	(16,900)	(2,562)	(25,801)	(2,563)

(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter&Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
For the year 2024, the Ordinary General Meeting (AGO) decided on the proposed amount as global remuneration for administrators of up to R$87,864. As of September 30, 2024, an expense was recognized for proceeds in the amount of R$33,313 (R$99,791, as of September 30, 2023).

Notes to the Unaudited interim condensed consolidated financial statement As of September 30, 2024
    37. Subsequent events
There have been no relevant subsequent events up to the date of approval of this financial statement.